Troutman Pepper Hamilton Sanders LLP
401 9th Street, NW, Suite 1000
Washington, DC 20004

troutman.com

Gregory F. Parisi
Partner
202.274.1933
gregory.parisi@troutman.com
April 3, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Michael Henderson, Cara Lubi, Todd K. Schiffman and James Lopez

Re:	Burke & Herbert Financial Services Corp.
Registration Statement on Form 10
Filed February 28, 2023
File No. 001-41633
Ladies and Gentlemen:
On behalf of our client, Burke & Herbert Financial Services Corp. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated March 29, 2023 (the “Staff Letter”) relating to the Company’s Registration Statement on Form 10 (File No. 001-41633) filed February 28, 2023 (the “Registration Statement”).
Concurrently with the submission of this response to the Staff Letter, the Company is filing Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Registration Statement”), which reflects changes made in response to the Staff Letter and certain other changes.
For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.
Registration Statement on Form 10 filed February 28, 2023
Industry & Market Data, page 3
1.We note the statement that “there can be no assurance as to the accuracy or completeness” of information. Please delete as this is an inappropriate disclaimer to the investor's ability to rely on the disclosure.
RESPONSE:
In response to the Staff’s comment, the Company has removed the disclaimer.

Securities and Exchange Commission
April 3, 2023

Business Overview, Page 1
2.In the last sentence on page 4, please briefly define “deposit listing services” and clarify whether these could include brokered deposits.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure under the “Investment Activities” header, now starting on page 6.

Management has specifically defined how we use “deposit listing services” and in light of the recent events referenced in comments 12 through 14, has expanded the commentary around “borrowed funds,” as well.

3.Please revise page 4 or where appropriate to provide a separate discussion for each loan category in your portfolio and discuss the risks that are unique to each category.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure starting on page 4 to provide a separate discussion on the specific material loan categories along with the risks that are unique to each of those categories.
The Bank, page 9
4.Where you identify capital and regulatory ratios and your actual ratios, please revise to cross reference to the tabular disclosure provided elsewhere, for example on page 123.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure on Page 11 to include the following reference “See Note 11— Regulatory Capital Matters, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company (the “Notes to Consolidated Financial Statements”) for additional information.”

In reviewing the Registration Statement, the Company has also included the above reference within Item 2. Financial Information – specifically following the “Selected Financial Data” table within footnote 5 of the Amended Registration Statement. This update can be found on page 41.

5.We note the discussion of cybersecurity on page 13. Please revise here or where appropriate to clarify the nature of the board’s role in overseeing the company’s cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure which begins on page 15 to provide additional details on the Company’s management of cybersecurity risk and the board’s oversight role.
The expected replacement or discontinuation of London Interbank Offered Rate (LIBOR) as a benchmark..., page 31
6.We note in the last sentence of “Recent Accounting Pronouncements” on page 102 you state, “The Company has limited exposure to the number of loans tied to LIBOR and the loan documents allow for the index to move to an alternative rate if the index currently in place, LIBOR, no longer exists. For any new loans, the Company is using an alternative rate as an

Securities and Exchange Commission
April 3, 2023

index.” Please revise this risk factor to be consistent with the financial statement disclosures. Additionally, please advise us of the status of your efforts to modify the 7 loans indexed to LIBOR and tell us their approximate dollar amount:
RESPONSE:
The Company has revised its discussion of LIBOR in the risk factors and financial statement disclosures for consistency. Additionally, the Company has quantified the approximate aggregate value of such outstanding loans and has described its activities to modify such loans on page 35 within the Risk Factors.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 37
7.We note in the final sentence on page 1 that, “...additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that would come with sustained growth.” We also note the statement in the second from last paragraph of the carryover risk factor on pages 33-34 that, “Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses that we did not previously incur. These costs may materially increase our general and administrative expenses.” Please revise the MD&A to discuss material trends, demands, commitments, events and uncertainties that could impact the company's liquidity, financial condition or operating results.
RESPONSE:
The Company has added a section within Item 2. Financial Information called “Key Factors Affecting Financial Performance” starting on page 47 by bifurcating factors that management can control and factors that are external to management that may impact our financial performance.
Executive Incentive Compensation, page 69
8.We note disclosure of the incentive weighting and amounts of actual incentive payments for 2022. Please revise to further clarify and quantify the targets for each metric that were used to calculate the actual incentive amounts paid. See Item 402(o) of Regulation S-K.
RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure on page 75 to disclose the target amounts and the actual 2022 amounts used to calculate the actual incentive amounts paid. Further clarification was provided in the text following the table on page 75 of Item 6.

Description of the Registrant's Securities to Be Registered, page 81
9.Please revise to reconcile the number of authorized common shares identified here (20 million) with the amount in your articles of incorporation filed as Exhibit 3.1 (500,000). The series preferred amounts also do not reconcile. Please revise accordingly.
RESPONSE:
The Company has included a copy of the Articles of Amendment to its Articles of Incorporation as Exhibit 3.2, to reflect the amendment to its articles as of October 28, 2022, which amended the Company’s articles to give effect to a 40:1 forward share split and par value change, approved by the Company’s Board of Directors on October 27, 2022. This amendment changed the number of authorized shares to 20,000,000 shares of common stock, with a $0.50 par value. The amount of authorized Serial Preferred Stock has been revised throughout the Amended Registration

Securities and Exchange Commission
April 3, 2023

Statement to reflect that the Company is authorized to issue 2,000,000 shares of serial preferred stock, as provided in the Company’s amended articles.

Item 13. Financial Statements and Supplementary Data
Consolidated Statements of Income, page 89
10.Please revise the face of your consolidated statements of income to comply with the presentation requirements under Rule 9-04 of Regulation S-X. For example, we note that the line item for “Provision for (recapture of) loan losses” should be presented below the line item Net interest income and should also present a subtotal for net interest income after provision for (recapture of) loan losses.
RESPONSE:
In response to the Staff’s comment, the Company has revised the face of its consolidated statements of income on page 95.
Note 1— Nature of Business Activities and Significant Accounting Policies
Loans, page 96
11.Please revise to disclose your accounting policy for charging off loans. To the extent that there are different criteria used by loan portfolio segment or other relevant factors, describe as applicable.
RESPONSE:
In response to the Staff’s comment, we have disclosed our accounting policy for charging off loans under the heading, “Significant Accounting Policies--Allowance for Loan Losses,” on page 104 of the Amended Registration Statement.

General
12.In light of recent market events and activities within the banking sector, please revise Business, Risk Factors, Management’s Discussion and Analysis and other sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. Provide quantitative and qualitative disclosure as appropriate and clarify what actions management is undertaking in response to the market events and activities.
RESPONSE:
In response to the Staff’s request, the Company has made numerous changes to its disclosure throughout the document, expanding disclosure under Business, Risk Factors, Management’s Discussion and Analysis, and other sections to provide more information about its financial condition, operations, customers, liquidity and risk management. Principally, the Company added a new Risk Factor and expanded other risk factors in light of recent market events in its industry. It has also added a section “Recent Events in the Financial Services Industry” (page 42) and expanded on the discussion of “Liquidity Management” (page 45) in its Management’s Discussion and Analysis to discuss recent events and the Company’s response. The Company enhanced its discussion of market risk and interest rate sensitivity on page 65, and in its responses to the Staff’s other comments, considered recent market events in crafting its replies.

In response to the Staff’s comments on requesting enhanced quantitative disclosures, management believes that publicly disclosing select intra-period calculations could be misleading as such information would not have followed our internal control framework. The Company’s execution of its risk framework, which applies to all of our public disclosures, when taken in

Securities and Exchange Commission
April 3, 2023

whole, provides the necessary context about our full financial position. Moreover, management believes that recent events will not have a material impact to the Company’s financial position at the end of the first quarter 2023.

13.In this regard, examples of expanded disclosure may include but are not limited to the following:
•Provide an update on your liquidity management and capital position as of a more recent date. Include qualitative and quantitative information about your cash position, investment securities, deposits, borrowings and sources of available but unused borrowings. For example, we note that you had gross unrealized losses of $165.8 million on AFS securities at December 31, 2022. Any such revised disclosures should include identifying and discussing material stress testing scenarios, metrics or measures that you have utilized to evaluate, monitor and manage your liquidity and capital position;
•Discuss material trends and recent activities, as of a more recent date, in your deposits balance, such as deposit inflows, withdrawals, uninsured vs. insured deposits and average rates offered by type of deposit (e.g., demand deposits, time deposits, etc.);
•Disclose and discuss any significant market, industry or individual concentrations in your deposit balance and how you manage the concentration risk, if applicable. For example, revise to disclose if there are any significant industries or other concentrations within the population of depositors with any deposits in excess of the FDIC insurance limit of $250,000; and
•In regard to your Quantitative and Qualitative Disclosures about Market Risk, expand your discussion of interest rate risk and interest rate sensitivity to help readers better understand and assess potential impacts to various financial statement line items impacting your financial condition and results of operations.
RESPONSE:
As noted in our response to Comment 12, the Company has revised its disclosure throughout in response to recent market events. In response to the Staff’s request, the Company has

•Provided an update as to actions taken in response to recent market events noting that, under multiple stress scenarios, the Company remained above well-capitalized levels and within internal liquidity guidelines (please note that the estimated gross unrealized loss on AFS securities improved by approximately $20 million by the end of the first quarter 2023);

•Provided an update on its liquidity management and capital position by providing information identifying and discussing material stress testing scenarios, metrics, and measures used to monitor and manage the Company’s position in the current market environment;

•Enhanced its Management Discussion and Analysis to discuss material trends and recent market activities and events;

•Described the lack of specific industry or individual concentrations in its deposit balance and uninsured deposits, while explaining how it manages concentration risks; and

•Expanded its discussion of interest rate risk and interest rate sensitivity.

14.We note the statement on page 59 that your Asset/Liability Committee manages interest rate sensitivity “by changing the mix, pricing and re-pricing characteristics of its assets and

Securities and Exchange Commission
April 3, 2023

liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms and through wholesale funding.” Explain and quantify the existence of material asset liability mismatch, if applicable, for the periods presented or as of a more recent date, and discuss how the ALCO considers, measures, and manages mismatch and related risks, including what information it has considered related to recent market events. Please disclose whether you have a Chief Risk Officer, which individuals or committees are responsible for the “risk management practices” referenced on pages 18 and 28, and disclose the frequency of meetings by the relevant individuals and/or committees.
RESPONSE:
In response to the Staff’s request, the Company has added details to its disclosure to provide more details about how the ALCO manages interest rate risks and the possibility of material asset liability mismatch on page 65. There are no material asset liability mismatches for the periods presented. Additionally, the Company has further described its risk management practices on page 20 of the Amended Registration Statement.
Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Gregory F. Parisi
Gregory F. Parisi, Esq.
Troutman Pepper Hamilton Sanders LLP

Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.